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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-1

           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              BURLINGTON RESOURCES
                          COAL SEAM GAS ROYALTY TRUST
                           (Name of Subject Company)

                         DEVON ACQUISITION CORPORATION
                            DEVON ENERGY CORPORATION
                                   (Bidders)

                          UNITS OF BENEFICIAL INTEREST
                         (Title of Class of Securities)

                                  122016 10 8
                     (CUSIP Number of Class of Securities)

                                 MARIAN J. MOON
                            DEVON ENERGY CORPORATION
                         20 NORTH BROADWAY, SUITE 1500
                          OKLAHOMA CITY, OK 73102-8260
                                 (405) 235-3611

                                With a Copy To:
                            C. KEVIN BARNETTE, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                            1440 NEW YORK AVENUE, NW
                              WASHINGTON, DC 20005
                                 (202) 371-7000
        (Name, Addresses and Telephone Numbers of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                           CALCULATION OF FILING FEE

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            TRANSACTION VALUATION                            AMOUNT OF FILING FEE
                $77,000,000(1)                                    $15,400(1)
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

(1) For purposes of calculating the fee only. The transaction valuation amount assumes the purchase of 8,800,000 Units of Beneficial Interest of the Trust at $8.75 per Unit. The filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 as 1/50th of 1% of the transaction valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

           Amount Previously Paid:       Not applicable         Filing Party:   Not applicable
           Form or Registration No.:     Not applicable         Date Filed:     Not applicable

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     This Tender Offer Statement on Schedule 14D-1 relates to the tender offer by Devon Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Devon Energy Corporation, an Oklahoma corporation (the "Parent"), to purchase any and all Units of Beneficial Interest (the "Units") of the Trust (as defined below), at a price of $8.75 per Unit, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal, both as amended from time to time (which together constitute the "Offer").

ITEM 1. SECURITY AND SUBJECT COMPANY

     (a) The name of the subject company is Burlington Resources Coal Seam Gas Royalty Trust, a Delaware business trust (the "Trust"). The principal executive offices of the Trust are located at the offices of NationsBank of Texas, N.A., 901 Main Street, Suite 1700, Dallas, Texas 75202.

     (b) The class of securities being sought is Units of Beneficial Interest of the Trust. The information set forth under "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth under "THE TENDER OFFER -- 8. Price Range of Units; Cash Distributions" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

     (a)-(g) This Statement is being filed by the Purchaser and the Parent. The information set forth under "THE TENDER OFFER -- 7. Certain Information Concerning the Purchaser and Devon" and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

     (a) and (b) The information set forth under "THE TENDER OFFER -- 7. Certain Information Concerning the Purchaser and Devon"; "THE TENDER OFFER -- 11. Background of the Offer; Past Contacts, Transactions or Negotiations with the Trust" and "THE TENDER OFFER -- 16. Certain Transactions" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) and (b) The information set forth under "THE TENDER OFFER -- 10. Financing of the Offer" of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     (a)-(g) The information set forth under "INTRODUCTION", "THE TENDER
OFFER -- 12. Purpose and Structure of the Offer; Plans for the Trust" and "THE TENDER OFFER -- 13. Effect of the Offer on the Market for Units; NYSE Listing and Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) and (b) The information set forth under "THE TENDER OFFER -- 7. Certain Information Concerning the Purchaser and Devon" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     The information set forth under "THE TENDER OFFER -- 7. Certain Information Concerning the Purchaser and Devon"; "THE TENDER OFFER -- 11. Background of the Offer; Past Contacts, Transactions or Negotiations with the Trust", "THE TENDER OFFER -- 12. Purpose and Structure of the Offer;
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Plans for the Trust" and "THE TENDER OFFER -- 16. Certain Transactions" of the
Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information set forth under "INTRODUCTION" and "THE TENDER OFFER -- 18. Fees and Other Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     The information set forth under "THE TENDER OFFER - 7. Certain Information Concerning the Purchaser and Devon" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

     (a) Not applicable

     (b) and (c) The information set forth under "THE TENDER OFFER -- 17. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth under "THE TENDER OFFER -- 13. Effect of the Offer on the Market for Units; NYSE Listing and Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

        EXHIBIT
          NO.                                      DOCUMENT
        -------                                    --------
       99.(a)(1)         -- Offer to Purchase dated February 13, 1998
       99.(a)(2)         -- Letter of Transmittal
       99.(a)(3)         -- Notice of Guaranteed Delivery
       99.(a)(4)         -- Letter to Brokers, Dealers, Commercial Banks, Trust
                            Companies and Other Nominees
       99.(a)(5)         -- Letter to Clients for Use by Brokers, Dealers, Commercial
                            Banks, Trust Companies and Other Nominees
       99.(a)(6)         -- Guidelines for Certification of Taxpayer Identification
                            Number on Substitute Form W-9
       99.(a)(7)         -- Press Release, issued February 13, 1998
       99.(a)(8)         -- Summary Advertisement, dated February 13, 1998
       99.(a)(9)         -- Notice of Withdrawal
       99.(a)(10)        -- Press Release, issued February 11, 1998
       99.(b)            -- Credit Agreement dated August 30, 1996, among Devon
                            Energy Corporation (Nevada), as Borrower, Devon Energy
                            Corporation and Devon Energy Operating Corporation, as
                            Guarantors, NationsBank of Texas, N.A., as Agent, and
                            NationsBank of Texas, N.A., Bank One, Texas, N.A., Bank
                            of Montreal and First Union National Bank of North
                            Carolina, as Lenders (incorporated by reference to
                            Exhibit 10.1 to the Quarterly Report on Form 10-Q of
                            Devon Energy Corporation for the quarter ended September
                            30, 1996).
       99.(c)            -- Not applicable
       99.(d)            -- Not applicable
       99.(e)            -- Not applicable
       99.(f)            -- Not applicable

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                                   SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                            Date: February 13, 1998

                                            DEVON ACQUISITION CORPORATION

                                            By: /s/ H. Allen Turner
                                              ----------------------------------
                                              Name: H. Allen Turner
                                              Title: Vice President

                                            DEVON ENERGY CORPORATION

                                            By: /s/ H. Allen Turner
                                              ----------------------------------
                                              Name: H. Allen Turner
                                              Title: Vice President

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                                 EXHIBIT INDEX

        EXHIBIT
          NO.                                      DOCUMENT
        -------                                    --------
       99.(a)(1)         -- Offer to Purchase dated February 13, 1998
       99.(a)(2)         -- Letter of Transmittal
       99.(a)(3)         -- Notice of Guaranteed Delivery
       99.(a)(4)         -- Letter to Brokers, Dealers, Commercial Banks, Trust
                            Companies and Other Nominees
       99.(a)(5)         -- Letter to Clients for Use by Brokers, Dealers, Commercial
                            Banks, Trust Companies and Other Nominees
       99.(a)(6)         -- Guidelines for Certification of Taxpayer Identification
                            Number on Substitute Form W-9
       99.(a)(7)         -- Press Release, issued February 13, 1998
       99.(a)(8)         -- Summary Advertisement, dated February 13, 1998
       99.(a)(9)         -- Notice of Withdrawal
       99.(a)(10)        -- Press Release, issued February 11, 1998
       99.(b)            -- Credit Agreement dated August 30, 1996, among Devon
                            Energy Corporation (Nevada), as Borrower, Devon Energy
                            Corporation and Devon Energy Operating Corporation, as
                            Guarantors, NationsBank of Texas, N.A., as Agent, and
                            NationsBank of Texas, N.A., Bank One, Texas N.A., Bank of
                            Montreal and First Union National Bank of North Carolina,
                            as Lenders (incorporated by reference to Exhibit 10.1 to
                            the Quarterly Report on Form 10-Q of Devon Energy
                            Corporation for the quarter ended September 30, 1996).
       99.(c)            -- Not applicable
       99.(d)            -- Not applicable
       99.(e)            -- Not applicable
       99.(f)            -- Not applicable

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